Mail Stop 6010

March 18, 2008

Quentin T. Kelly
Chairman
WorldWater & Solar Technologies Corp.
200 Ludlow Drive
Ewing, NJ 08638

Re: **WorldWater & Solar Technologies Corp.**
**Revised Preliminary Proxy Statement**
**Filed March 5, 2008**
**File No. 0-16936**

Dear Mr. Kelly:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Revised Preliminary Proxy Statement filed on March 5, 2008

General

1. Please update the disclosure throughout the filing, including changes in the composition of management and the board of directors as of a recent date.

Comparative per Share Data, page 23

2. Please refer to prior comment 1. We note that you present comparative per share data. As such, please update the net income (loss) per share – fully diluted and book value per share information to reflect the historical information for WorldWater as of and for the fiscal year

ended December 31, 2007 and as of and for ENTECH for the fiscal year ended September 30, 2007.  Please refer to Items 3-01(c) and 3-12(b) of Regulation S-K.

3.      Further, please similarly update the pro forma information to reflect the updated historical information.

Selected Historical Financial Data of WorldWater, page 29
Selected Financial Data, page 52

4.      We note that you present selected historical financial data of WorldWater.  Please update this information for your 2007 fiscal year consistent with our updating comment above.

Unaudited Pro Forma Condensed Combined Financial Information, page 29

5.      We note that you present pro forma financial information.  As such, please present a pro forma condensed balance sheet as of the end of the most recent period for which you are required to file a balance sheet under Item 3-01 of Regulation S-X, which appears to be December 31, 2007.  Refer to Item 11-02(c)(1) of Regulation S-X.

6.      Further, please present a pro forma condensed statement of income for the most recent fiscal year, which appears to be the year ended December 31, 2007, consistent with Item 11-02(c)(2) of Regulation S-X.

7.      Also, please update the historical financial statements of Entech included in the pro forma statements to comply with Item 11-0(c)(3) of Regulation S-X.

8.      Since the acquisition has occurred, please revise the first paragraph on page 30 to clarify that the pro forma information reflects the actual purchase price, or tell us and disclose why the purchase price used in the pro forma statements is preliminary.

9.      Please refer to prior comment 4.  On page 35 you disclose that the purchase price included "$2.2 million of assumed liabilities and acquisition costs."  Under paragraphs 20 – 33 and 35 of SFAS 141, you should allocate the purchase price to the assets acquired as well as the liabilities assumed based on their estimated fair values at the date of acquisition.  That is, you should not include liabilities as part of your purchase price.  Please revise, or tell us how you determined your purchase price consistent with SFAS 142.  Please also tell us why your table reflecting the allocation of the purchase price does not also include the tangible assets acquired and liabilities assumed.

10.     Please tell us why the pro forma adjustment reflecting the assumed conversion of the Series E Preferred Stock is factually supportable as discussed in Item 11-02(b)(6) of Regulation S-X.

WorldWater Management's Discussion and Analysis or Plan of Operation, page 41

11.     Please update the financial information in this section consistent with our above comments.

Amendment No. 3 to Form 10-KSB for the Fiscal Year ended December 31, 2006

Explanatory Note, page 2

12.     Please refer to prior comment 6.  Consistent with Question 1 of FAQ Regarding Current
        Reports on Form 8-K dated November 23, 2004, you may only disclose a triggering event
        occurring within 4 business days before your filing of a periodic report in that periodic
        report if it is not a filing required to be made under Item 4.01 and Item 4.02 of Form 8-K.
        All Item 4.01 and Item 4.02 events must be reported on Form 8-K.  The FAQ is available
        on our website at http://www.sec.gov/divisions/corpfin/form8kfaq.htm.  Please file an Item
        4.02 Form 8-K for the restatement.

Financial Statements, page 32

Note 1.  Restatement of Financial Statements Due to A Review of a Convertible Debt Instrument,
page 37

13.     Please refer to prior comment 11.  Please consider whether you should move this paragraph
        under the caption labeled "December 31, 2005 and 2006" which refers to the first
        restatement rather than the second restatement.

Note 13. Convertible Preferred Stock, page 57

14.     Please refer to prior comment 16.  It appears that the disclosure regarding the
        indemnification of EMCORE in the fifth full paragraph on page 59 was not revised.  As
        previously requested, please expand the disclosure in this note to be consistent with your
        response to prior comment 37 from our comment letter dated November 16, 2007.

15.     Please refer to prior comment 19.  Your response notes that the warrants are reflected as a
        "liability (mezzanine)" in accordance with FSP 150-5.  As noted in paragraph 18 of SFAS
        150, "items shall not be presented between the liabilities section and the equity section of
        the statement of financial position."  Please note that the mezzanine or temporary equity
        section is not equivalent to reflecting the warrants as a liability on your balance sheet.  Tell
        us how you have complied with that guidance.

16.     Further, warrants accounted for under SFAS 150 would be reflected at fair value consistent
        with paragraphs 20 – 24.  As previously requested, please tell us how you considered the
        guidance in FSP FAS 150-1 and FSP FAS 150-5 in your accounting for the warrants.

Note 14. Common Stock Transactions, page 61

17.    Please refer to prior comment 21.  We note the changes made in the table on common stock transactions; however, it does not address our previous request.  Please provide a reconciliation of the amount of debt converted ($3,792,500) and the number of shares issued (21,422,223) to the table and disclosures included on pages 55 - 56 in Note 11.

Form 10-Q for the Quarterly Period Ended September 30, 2007

Financial Statements, page 2

Note 2.  Liquidity and Capital Resources, page 7

18.    Please refer to prior comment 26.  Please provide us with your analysis of the appropriate accounting for the warrants issued to Quercus Trust in September 2007.  Your response should include a discussion of how you evaluated the disclosed terms in making your determination of the appropriate accounting.

       As appropriate, please revise your filings and respond to the comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the revised filings to expedite our review.  Please furnish a cover letter with your amendments that keys your response to our comment and provides any requested information. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

       You may contact David Burton at (202) 551-3626 or Kaitlin Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding these comments.  Please contact Tom Jones at (202) 551-3602 with any other questions.

                                        Sincerely,


                                        Peggy Fisher
                                        Assistant Director


cc: (via fax): Stephen A. Salvo